

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2024

Gary A. Vecchiarelli
Chief Financial Officer
CleanSpark, Inc.
10624 S. Eastern Ave.
Suite A - 638
Henderson, NV 89052

> **Re: CleanSpark, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **File No. 001-39187**

Dear Gary A. Vecchiarelli:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets